INTERFACE, INC.

1280 WEST PEACHTREE STREET NW

ATLANTA, GEORGIA 30309

September 27, 2018

VIA EDGAR, E-Mail and UPS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Jennifer Thompson

Re:	Interface, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
Form 8-K filed July 25, 2018
File No. 001-33994

Dear Ms. Thompson:

Interface, Inc. (“we”, “our”, “us” or the “Company”) has received the Staff’s comment letter dated September 13, 2018 with respect to the above-referenced filings. On behalf of the Company, I provide the responses below to the Staff’s comments.

Financial Statements

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 1. Business

Made-to-Order and Global Manufacturing Capabilities, page 4

1.

You disclose that about half of your modular carpet products are made-to-order. You also state that you provide custom samples and customized final products. Your current disclosure does not convey to a reader whether your made-to-order products and/or custom samples represent a significant portion of your total revenues or how these products differ from products that are not customized or made-to-order. In order to assist us in better understanding what your made-to-order and customized final products represent and how they are different from products that are not customized or made-to-order, please provide the following:

●

Tell us in more detail, and revise your disclosure to clarify to your investors, the level of customization of your made-to-order products. It is unclear to us whether your current disclosure is meant to indicate you provide customers with one-of-a-kind products that would be difficult to resell if the order were cancelled or returned or whether your disclosure refers to an inventory management approach where customers select from a set number of options and you generally manufacture modular carpet products only after an order is received.

●	Response:

Our made-to-order carpet products are part of our inventory management program, as these are established stock keeping units (SKUs) of our products from which a customer can select, and these products are then manufactured for shipment to the customer. These made-to-order products are not custom, or “one-of-a-kind”, and generally can be sold to any other customer if the order were to be canceled. Our custom products primarily represent color substitutions for established SKUs based on customer requests, or other custom configurations from standard product attributes. While these custom products are tailored to a customer’s request for a specific color or other attribute, they are not so highly customized to the effect they are significantly different from any other of our products, and generally they can be easily resold to other customers.

The Company generally does not accept returns of any of its products (including made-to-order or custom products) unless the products have a manufacturing defect or otherwise did not meet the specifications of the order. Our historic rate of product returns is less than 1% of revenue.

In future filings, we intend revise our disclosure in Part I, Item 1 of our Annual Report on Form 10-K to include substantially the following language:

“Made-to-Order and Custom Products; Global Manufacturing Capabilities. We have a distinct competitive advantage in meeting two principal requirements of the specified products markets we primarily target — that is, providing made-to-order and custom samples quickly and on-time delivery of made-to-order or customized final products. We also can generate realistic digital samples that allow us to create a virtually unlimited number of new design concepts and distribute them instantly for customer review, while at the same time reducing sampling waste.

About half of our modular carpet products worldwide are made-to-order sales, which are not custom products, but are instead standard styles which can be produced once ordered. Our made-to-order capabilities not only enhance our marketing and sales, they significantly improve our inventory turns. Our customized products, which are both custom colors of established styles, as well as limited amounts of true custom carpet designs or configurations, are less than 10% of our global sales. The remainder of our modular carpet sales are serviced from off-the-shelf inventory. The salient terms of our contracts for made-to-order and custom modular carpet tile do not differ materially from those for off-the-shelf inventory.

Our global manufacturing capabilities in modular carpet production are an important component of our strength in these areas, and give us an advantage in serving the needs of multinational corporate customers that require products and services at various locations around the world. Our manufacturing locations across four continents enable us to compete effectively with local producers in our international markets, while giving international customers more favorable delivery times and freight costs.”

●

Tell us how the salient terms of your contracts for made-to-order and customized product and sample sales, including payment terms, rights of return and time between order and delivery, differ from the salient terms of your contracts for products that are not made-to-order or customized. If there is a significant difference, revise your disclosure to clarify this to your investors, or tell us why such disclosure is not appropriate. Please also clarify whether you provide design services as a part of customizing or creating made-to-order products for your customers.

●	Response:

The salient terms of our contracts with our customers are not significantly different whether the product is sold from inventory, made-to-order or custom. There are no changes to the payment terms based on the nature of the product, and as noted above the Company does not accept returns on any product unless it is defective or otherwise does not meet the order specifications. The time between order and delivery of products that are not made-to-order or custom will vary based on the inventory availability for the type of product purchased. The average delivery time for a made-to-order product not currently in inventory is approximately 6-8 weeks, but this can vary significantly depending on capacity utilization as well as the availability of raw materials.

The Company employs a team of designers with the ability to help customers design their flooring solutions, but this service is offered for any product purchase, not solely for its made-to-order or custom products.

Our proposed future disclosure for our Form 10-K set forth in the preceding answer includes disclosure addressing this comment.

●	Tell us the percentage of your total revenues that are comprised from sales of customized and made-to-order products.

●	Response:

Our customized products, which are both custom colors of established styles, as well as limited amounts of true custom carpet designs or configurations, are less than 10% of our global sales. As disclosed, our made-to-order products are approximately half of our sales.

Form 8-K filed July 25, 2018

Exhibit 99.1

Reconciliation of Non-GAAP Performance Measures to GAAP Performance Measures

2.

We note you present certain adjustments in your non-GAAP performance measures Adjusted Net Income and Adjusted Earnings Per Share net of income taxes. In future filings, please revise to present the effect of income taxes as a separate adjustment to comply with Non-GAAP Financial Measures C&DI 102.11.

●	Response:

We will, in future filings, when applicable, revise our presentation of non-GAAP performance measures to present the effect of income taxes as a separate adjustment to comply with Non-GAAP Financial Measures C&DI 102.11

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6883. Thank you.

Sincerely,

/s/ Gregory Bauer
Gregory J. Bauer
Vice President and Chief Accounting Officer

cc:	David B. Foshee, Vice President, General Counsel and Secretary
David M. Eaton, Esq., Kilpatrick Townsend & Stockton LLP